767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

May 19, 2022

VIA EDGAR TRANSMISSION

Taylor Beech

Dietrich King

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Re:	Allego N.V.

Registration Statement on Form F-1

Filed March 31, 2022

File No. 333-264056

Dear Ms. Beech and Mr. King:

On behalf of our client, Allego N.V., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 19, 2022, relating to the Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on March 31, 2022. In connection with these responses, the Company is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Securities and Exchange Commission May 19, 2022 Page 2

Cover Page

1.    Comment: For each of the securities being registered for resale, please disclose the price that the selling securityholders paid for such securities.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page of the Amended Registration Statement to disclose the price the selling securityholders paid for the securities. Please note that since the date of the Registration Statement, AP Spartan Energy Holdings III (PPW), LLC exercised all of its 9,360,000 Warrants that were originally Private Placement Warrants on a cashless basis. As a result, no Warrants are being registered for resale in the Registration Statement.

2.    Comment: Please disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money or may be out of the money in the near future, please disclose the likelihood that warrant holders will not exercise their warrants. Please provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section, and please disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, please describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page, Prospectus Summary on page 7, Risk Factors on page 42, MD&A on page 79 and Use of Proceeds on page 55 of the Amended Registration Statement.

3.    Comment: We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a large percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your ordinary shares. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your ordinary shares.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page, Risk Factors on page 42 and MD&A on pages 79 and 80 of the Amended Registration Statement.

Prospectus Summary, page 1

4.    Comment: Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight

Securities and Exchange Commission May 19, 2022 Page 3

the fact that Madeleine, a beneficial owner of approximately 74.5% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company respectfully advises the Staff that none of Madeleine’s shares have been included in the Registration Statement. However, in response to the Staff’s comments, the Company has revised its disclosure in the Cover Page, Risk Factors on page 31 and MD&A on page 80 of the Amended Registration Statement to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and to discuss how such sales could impact the market price of the Company’s common stock.

Risk Factors, page 15

5.    Comment: Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your ordinary shares. To illustrate this risk, please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. In addition, please disclose that even though the current trading price is close to the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares compared to the public investors.

Response: In response to the Staff’s comments, the Company has added the requested risk factor on pages 31 and 32 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

6.    Comment: In light of the significant number of redemptions and the uncertainty regarding whether the company will receive significant proceeds from exercises of the warrants because of the potential disparity between the exercise price of the warrants and the current or future trading price of your ordinary shares, please expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, please discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the MD&A section on pages 79 and 80 of the Amended Registration Statement.

Securities and Exchange Commission May 19, 2022 Page 4

Plan of Distribution, page 128

7.    Comment: We note your disclosure here that you will receive up to an aggregate of $107,640,000 if all of the Warrants are exercised for cash, yet you disclose elsewhere in your prospectus that you will receive up to an aggregate of $266,339,402 if all of the Warrants are exercised for cash. Please revise for consistency.

Response: The Company respectfully advises the Staff that the referenced $107,640,000 disclosure in the Plan of Distribution was the aggregate amount to be received upon the exercise of only those Warrants that were originally Private Placement Warrants for cash, while the $266,339,402 related to the amount to be received if all Warrants were exercised for cash. The disclosure in the Plan of Distribution was limited to the Warrants that were originally Private Placement Warrants since only those Warrants had been included for resale in the Registration Statement. However, as mentioned above, as a result of the exercise by AP Spartan Energy Holdings III (PPW), LLC of its 9,360,000 Warrants, no Warrants are being offered for resale in the Registration Statement. Therefore, the referenced $107,640,000 disclosure in the Plan of Distribution has been deleted, and the referenced $266,339,402 disclosure has been updated to reflect that the Company will receive up to $158,699,402 if all of the outstanding Warrants are exercised for cash.

General

8.    Comment: Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Please highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please disclose that while the Sponsor, PIPE investors, or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page, Prospectus Summary on page 7, Risk Factors on pages 31 and 32, MD&A on pages 79 and 80, Selling Securityholders on page 113, Plan of Distribution on page 130 and Use of Proceeds on page 55 of the Amended Registration Statement.

Securities and Exchange Commission May 19, 2022 Page 5

9.    Comment: Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-Exclusive examples of areas where disclosure should be updated are as follows:

•	You refer to your “forecasts and projections” and “assumptions” on page 15, but we could not find these estimated future results in the prospectus.

•

You state on page 41 that your “ordinary shares are restricted from immediate resale but may be sold into the market in the near future” and “this could cause the market price of the Ordinary Shares to drop significantly, even if Allego’s business is doing well.” This risk factor should be updated given that this prospectus is facilitating those sales.

•

Update the disclosure in the risk factor titled “Members of Allego’s management have limited experience in operating a public company” in light of the failure to timely file the Form 10-Q for the quarter ended March 31, 2021.

Response: In response to the Staff’s comment in the first bullet point, the Company has removed the inapplicable language. In response to the Staff’s comment in the second bullet point, the Company has revised its disclosure in the Risk Factors on pages 42 and 43 of the Amended Registration Statement. In response to the Staff’s comment in the third bullet point, the Company has revised the risk factor language on page 37 to note that Spartan failed to timely file its 10-Q for the quarter ended March 31, 2021.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at heather.emmel@weil.com.

Sincerely yours,

/s/ Heather Emmel
Heather Emmel, Esq.

cc:	Mathieu Bonnet, Chief Executive Officer

Ton Louwers, Chief Financial Officer

Amanda Fenster, Esq., Weil, Gotshal & Manges LLP